UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ) *


                           Oxford Resource Partners, LP
------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Units Representing Limited Partner Interests
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    691807101
                        ------------------------------
                                 (CUSIP Number)

                               August 31, 2011
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 691807101
          ---------
------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fiduciary Asset Management Inc. EIN 27-4848441

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------------
              5    SOLE VOTING POWER   1,464,889
NUMBER OF     ----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER
OWNED BY EACH
REPORTING     ----------------------------------------------------------------
PERSON WITH
    	      7    SOLE DISPOSITIVE POWER  1,464,889

             -----------------------------------------------------------------

	      8    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,931,169 (See Item 4)

------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

     Not Applicable
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  11.3%

-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
------------------------------------------------------------------------------
      IA
------------------------------------------------------------------------------



Item 1

    (a)  Name of Issuer:  Oxford Resource Partners, L.P.

    (b)  Address of Issuer's Principal Executive Offices:
         41 South High Street, Suite 3450
         Columbus, OH  43215

Item 2   This statement is filed on behalf of the following:

    (a)  Filing Persons: Fiduciary Asset Management Inc. ("FAMCO")


    (b)  Address:  8235 Forsyth Blvd., Suite 700 St. Louis, MO 63105


    (c)  Citizenship:   Delaware Corporation.


    (d)  Title of Class of Securities:
         Common Units Representing Limited Partner Interests

    (e)  CUSIP Number: 691807101


Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

FAMCO is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)


Item 4.  Ownership.


None of the securities listed below are owned of record by FAMCO and FAMCO disclaims any beneficial interest in the shares.



    (a)  Amount beneficially owned: FAMCO Managed Accounts 1,464,889


    (b)  Percent of class: 11.3%


    (c)  Number of shares as to which the person has:

      	(i)   Sole power to vote or to direct the vote: 1,464,889


      	(ii)  Shared power to vote or to direct the vote:


      	(iii) Sole power to dispose or to direct the disposition of: 1,464,889


      	(iv)  Shared power to dispose or to direct the disposition of:



Item 5.  Ownership of Five Percent or Less of a Class.

	 If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities,check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 	 The accounts FAMCO manages have the right to receive all dividends from and the proceeds from the sale of the securities held in their respective accounts. Except for the Nuveen Energy MLP Total Return Fund the interest of any one person does not exceed 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of a Group

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2011

			Fiduciary Asset Management Inc.

			By: /s/ Susan L. Steiner

        		Title: Chief Compliance Officer